MFS® INVESTMENT MANAGEMENT

500 BOYLYSTON STREET, BOSTON, MASSACHUSETTS 02116

(617) 954-5000

June 30, 2011

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-14 by MFS® Series Trust II (the “Trust”) on behalf of MFS Growth Fund, a Series of the Trust (SEC File No. 333-174286)

Ladies and Gentlemen:

Pursuant to Rule 497(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, enclosed is the final form of: (i) the combined Prospectus/Proxy Statement; (ii) the Statement of Additional Information and (iii) voting instructions and proxy cards, each relating to the acquisition of the assets and liabilities of MFS Core Growth Fund, a series of MFS Series Trust I (the “Core Growth Fund”) by and in exchange for shares of MFS Growth Fund (the “Growth Fund”), a series of the Trust. The combined Prospectus/Proxy Statement is being mailed to shareholders of the Core Growth Fund on or about June 30, 2011.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-5843.

Very truly yours,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Vice President and Senior Counsel

BEL/bjn

enclosures